5-1-02

02036307

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

P&O PRINCESS CRUISES PLC

SEC MAIL PROCESSING SECTION
MAY 09 2002
WASH. D.C. 185

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
May 2002

PROCESSED
MAY 20 2002
THOMSON
FINANCIAL

Not Applicable
(Translation of registrant's name into English)

77 New Oxford Street, London WC1A 1PP
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 - 2(b) 82 -

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P&O PRINCESS CRUISES PLC

Date: 8 May 2002

By: ______________________

Name: Simon Pearce

Title: Company Secretary

P&O PRINCESS Cruises plc

NEWS RELEASE

Tuesday, 7 May 2002

P&O PRINCESS CRUISES PLC
Annual General Meeting

P&O Princess Cruises ("the Company") announces that, at the Annual General Meeting of the Company held earlier today in London, all of the resolutions were passed.

Details of the Chairman's opening comments and proxy votes for each resolution can be found on the Company's website www.poprincesscruises.com. Also on the website is a copy of the group's most recent trading update, included within its first quarter results announcement issued on 25 April 2002.

77 New Oxford Street
London WC1A 1PP

Telephone: +44 (0)20 7805 1200
Facsimile: +44 (0)20 7805 1240/1241
www.poprincesscruises.com